John B. Lowy, P.C.

ATTORNEYS AT LAW

645 Fifth Avenue, Suite 400

New York, New York 10022

Office (212) 371-7799

Fax (631) 614-7988

www.johnlowylaw.com

John Lowy, Senior Partner*

*Licensed in NY and NJ

August 6, 2018

Email to correspondence@sec.gov.

Securities and Exchange Commission

Mail Stop 3561

Washington D.C. 20006

Re: Wari, Inc., f/k/a Cheetah Enterprises, Inc.

Form 8-K, filed June 12, 2018

SEC File No. 000-55667

Ladies and Gentlemen:

Regarding your follow-up letter of July 25, 2018, and on behalf of Wari, Inc. (“Wari, Inc.”), the SEC-reporting issuer, Wari, Inc.’s reply is as follows:

As previously set forth in my letter reply of July 12, 2018, there are three companies with the name “Wari:” (1) Wari, Inc., the SEC-reporting issuer (“Wari, Inc.”); (2) Wari LLC, a US-based limited liability company (“Wari LLC,”) which is owned 90% by Mr. Kabirou Mbodje and 10% by Mr. Amadou Diop, and which is the record owner of 16,995,000 Wari, Inc. shares (82.14% of the issued and outstanding Wari, Inc. shares); and (3) Wari SA (“Wari SA”), a Togo corporation whose principal office is based in Dakar, Senegal, of which Mr. Mbodje is the 95% owner.

As reported in Wari, Inc.’s Form 10-Q for the quarter ended May 31, 2018, which was filed with the SEC on August 2, 2018, Wari, Inc. has checked the “Yes” box in reply to the question of whether Wari, Inc. is a “shell,” as that term is defined in Rule 12b-2 of the Securities Exchange Act of 1934.

As shown on the May 31, 2018 balance sheet, Wari, Inc.’s only asset as of that date was $2,164 in cash. Note 6-Subsequent Events, added only that since May 31, 2018, Wari, Inc. experienced a change of address and control, changed its corporate name (from Cheetah Enterprises, Inc.), and increased its authorized common shares and preferred shares. All of these events were previously reported in Forms 8-K filed with the SEC on June 12, 2018 and July 18, 2018. No other subsequent events were reported.

So, as of the date of this letter, Wari, Inc. is a “shell.” Wari, Inc. has signed no agreements, letters of intent or similar documents which would add a business or an asset to Wari, Inc.’s balance sheet and/or income statement.

Wari LLC’s sole asset is its ownership of 16,995,000 shares of Wari, Inc. common stock, which ownership has also been publicly disclosed in the Form 8-K filed on June 12, 2018.

Wari SA is a totally separate entity from Wari, Inc. None of the assets or business of Wari SA are owned by Wari, Inc.; therefore, Wari SA’s business and assets cannot be combined with Wari, Inc. As noted in my previous reply letter, it is the intention of Wari SA to engage in a reverse merger with Wari, Inc., at which time, if and when such a transaction takes place, all of the information required in a so-called “Super 8-K,” including audited financial statements in accordance with U.S. GAAP, will be filed with the SEC. However, no agreement, letter of intent or similar document has been signed.

All of the information required by Item 5.01(a)(8) of Form 8-K has previously been disclosed in the Forms 8-K filed with the SEC and noted in this letter. Item 5.06 of Form 8-K does not apply because Wari, Inc. is currently a “shell.”

Respectfully submitted,

/s/ John Lowy

John Lowy

cc: Wari, Inc.